

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05004905

February 12, 2005

Laura Ann Smith
Fulbright & Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, TX 77010-3095

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2005

Re: The Men's Wearhouse, Inc.

Dear Ms. Smith:

This is in regard to your letter dated February 10, 2005 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System for inclusion in Men's Wearhouse's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Men's Wearhouse therefore withdraws its February 1, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel



RECD S.E.C.
FEB 16 2005
1086

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

884217

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

LASMITH@FULBRIGHT.COM
DIRECT DIAL: (713) 651-5304

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

February 1, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Men's Wearhouse, Inc. - Shareholder Proposal

Dear Ladies and Gentlemen:

I am writing on behalf of The Men's Wearhouse, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of New York City as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2005 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents letter transmitting the Proposal. A copy of this letter is also being sent to Mr. Patrick Doherty in the Office of the Comptroller of New York City on behalf of the Proponents as notice of the Company's intent to omit the Proposal from its Proxy Materials.

I. Background

The Company received the Proposal, which consists of six (6) "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards") purportedly established by some companies, which Standards incorporate the conventions of the United Nations' International Labor Organization ("ILO") and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions and five of the UN Norms that are incorporated in the Standards and (iii) a resolution that reads as follows:

45564349.1

"Therefore, be it resolved that shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights, by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards."

The full text of the Proposal is set forth in the letter from the Proponents attached hereto as Annex A.

Further, the Proposal submitted by the Proponents this year is identical to that submitted last year by the same Proponents and substantially similar to that submitted in each of 2003 and 2002. In 2004, the references to the UN Norms were added to the Proposal for the first time and other non-substantive changes were made thereto, but the substance of the proposals has been the same in each of the letters received in 2002, 2003, 2004 and 2005. In addition, please note that the Proposal as it has appeared in the Company's Proxy Materials in each of 2002, 2003 and 2004 has not included the initial whereas clause based on the Staff's 2002 concurrence with the Company's view that such statement was false or misleading in violation of Rule 14a-9 as the Company conducts no overseas operations. While the Proponents include such initial whereas clause in the Proposal as submitted to the Company each year, upon further discussion, the Proponents agreed in writing in 2003 and 2004 to the Company's omission of such language from the Proposal as included in the Company's Proxy Materials for such years.

As indicated above, the Company previously included the Proposal in its Proxy Materials for the Company's Annual Meeting of Shareholders held in 2002, 2003 and 2004. The Proposal received the following votes in each of those years:

Year	**Votes For**	**Votes Against**	**Abstentions**	**Percentage (%)**
2002	1,962,553	33,825,273	1,317,475	5.48
2003	2,077,611	23,489,625	7,797,662	8.13
2004	2,090,443	21,920,829	5,909,095	***8.71***

Accordingly, the Company is seeking the relief requested herein.

II. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(12) Resubmissions

This letter is to inform you that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as proposals that have been previously included in the Company's proxy materials three or more times within the preceding 5 calendar years and, as indicated above, received less than 10% of the vote on last submission to shareholders.

III. Forward-Looking Relief

In addition to the requested relief related to the exclusion of the Proposal from the Company's Proxy Materials related to its 2005 Annual Meeting of Shareholders, the Company hereby notifies the Commission of its intent to omit the Proposal from its Proxy Materials related to its 2006 and 2007 Annual Meeting of Shareholders if Proponents submit the same or a substantially similar proposal in either of those years. Accordingly, I hereby further respectfully request that the Commission concur with the Company's view that, for the reasons stated herein, the Proposal properly may be omitted from the Proxy Materials to be distributed by the Company in connection with its 2006 and 2007 Annual Meeting of Shareholders, as applicable.

If any member of the Staff has any questions or desires any additional information, please call Michael W. Conlon at (713) 651-5427 or the undersigned at (713) 651-5304.

Thank you for your consideration.

Very truly yours,



Laura Ann Smith

cc: Patrick Doherty (On Behalf of the Proponents)
Neill P. Davis (TMW)
Jerry Lovejoy (TMW)
Michael W. Conlon (Firm)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

January 11, 2005

Mr. Michael W. Conlon
Secretary
Men's Wearhouse, Inc.
5803 Glenmont Drive
Houston, TX 77081

Dear Mr. Conlon:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO) and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights. Its adoption would benefit the company by helping to ensure that it is not associated with human rights violations in the workplace.

Letters from Citibank and Bank of New York certifying the funds' ownership continually for over a year, of shares of Men's Wearhouse, Inc. common stock are enclosed. Each fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

We would be happy to discuss this initiative with you. Should the Company's board of directors decide to endorse its provision, the funds will ask that the proposal be withdrawn from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2651.

Very truly yours,



Patrick Doherty

Enclosures

PD:ma

MEN'S WEARHOUSE, INC.
GLOBAL HUMAN RIGHTS STANDARDS

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

Whereas, Men's Wearhouse, Inc. currently has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, many of these programs incorporate the conventions of the International Labor Organization (ILO) on workplace human rights, and the United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights ("UN Norms"), which include the following principles:

1. All workers have the right to form and join trade unions and to Bargain collectively. (ILO Conventions 87 and 98; UN Norms, section D9).

2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135; UN Norms, section D9)

3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Conventions 100 and 111;UN Norms, section B2).

4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105; UN Norms, section D5).

5. There shall be no use of child labor. (ILO Convention 138; UN Norms, section D6), and,

Whereas, independent monitoring of corporate adherence to these internationally recognized principles is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders request that the company commit itself to the implementation of a code of conduct based on the aforementioned ILO human rights standards and United Nations' Norms on the Responsibilities of Transnational Corporations with Regard to Human Rights , by its international suppliers and in its own international production facilities, and commit to a program of outside, independent monitoring of compliance with these standards.

PD:ma

h:resoworkplstandards

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

January 12, 2004

To Whom It May Concern

Re: Men's Wearhouse - CUSIP#: 587118100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 1,775 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

January 12, 2004

To Whom It May Concern

Re: Men's Wearhouse - CUSIP#: 587118100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 5,300 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

January 12, 2004

To Whom It May Concern

Re: Men's Wearhouse - CUSIP#: 587118100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for the New York City Employees' Retirement System.

the New York City Employees' Retirement System	73,675 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK – FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

January 12, 2004

To Whom It May Concern

Re: Men's Wearhouse - CUSIP#: 587118100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for the New York City Police Pension Fund.

the New York City Police Pension Fund	23,775 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Alice Ruggiero
Vice President

THE BANK OF NEW YORK
NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

January 12, 2004

To Whom It May Concern

Re: Men's Wearhouse - CUSIP#: 587118100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continually held in custody from April 1, 2004 through today at The Bank of New York for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 43,850 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10005

January 11, 2005

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

73,675 shares of **MEN'S WEARHOUSE, INC.**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10005

January 11, 2005

RE: NEW YORK CITY POLICE PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Police Pension Fund held

22,975 shares of **MEN'S WEARHOUSE, INC.**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10005

January 11, 2005

RE: NEW YORK CITY FIRE DEPARTMENT PENSION FUND

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Fire Department Pension Fund held

4,275 shares of **MEN'S WEARHOUSE, INC.**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President



Citibank, N.A.
111 Wall Street
New York, NY 10005

January 11, 2005

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

46,250 shares of **MEN'S WEARHOUSE, INC.**

continuously for the period March 31, 2003 through March 31, 2004
in the name of Cede & Co., the nominee of the Depository Trust Company.

Sincerely,

Michael V. Barbetta
Vice President

FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

LASMITH@FULBRIGHT.COM
DIRECT DIAL: (713) 651-5304

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

February 10, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Men's Wearhouse, Inc. - Shareholder Proposal

Dear Ladies and Gentlemen:

By letter dated February 1, 2005, on behalf of The Men's Wearhouse, Inc., a Texas corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, I wrote to respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the shareholder proposal (the "Proposal") submitted by the Office of the Comptroller of New York City as custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2005 Annual Meeting of Shareholders.

By letter dated February 9, 2005, the Proponents withdrew the Proposal. A copy of such letter is enclosed herewith.

As a result, the Company is hereby withdrawing its no-action request.

If any member of the Staff has any questions or desires any additional information, please call Michael W. Conlon at (713) 651-5427 or the undersigned at (713) 651-5304.

Thank you for your consideration.

Very truly yours,



Laura Ann Smith

45567955.1

cc: Patrick Doherty (On Behalf of the Proponents)
Neill P. Davis (TMW)
Jerry Lovejoy (TMW)
Michael W. Conlon (Firm)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 9, 2005

Ms. Laura Ann Smith
Fulbright and Jaworski L.L.P.
1301 McKinney, Suite 5100
Houston, Texas 77010-3095

Dear Ms. Smith:

This is to respond to your letter of February 1st to the Securities and Exchange Commission.

On the basis of the information contained in that letter , I hereby withdraw the resolution dealing with global labor standards that our office submitted to your client, Mens' Wearhouse, Inc., on behalf of the New York City pension funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management